Exhibit (a)(10)

FOR IMMEDIATE RELEASE	NEWS

Discount Investment Corporation Commences
Partial Cash Tender Offer for Koor Industries Ltd.

Tel Aviv, Israel, August 30, 2006 – Discount Investment Corporation Ltd. (TASE: DISI) announced that it is commencing today a tender offer to purchase up to 890,000 ordinary shares (including ordinary shares represented by American Depositary Shares (“ADSs”), each of which represents 0.20 of an ordinary share) of Koor Industries Ltd. (NYSE & TASE: KOR) for NIS 225.0 per ordinary share, net to the seller in cash, less any required withholding taxes and without interest. Holders of ADSs will be paid in United States dollars based on the representative exchange rate of NIS per U.S. dollar as published by the Bank of Israel on the final expiration date (based on the representative exchange rate of NIS 4.396 per United States dollar on August 29, 2006, the offer price per one ADS currently equates to $10.237). If more than the maximum number of shares offered to be purchased in the tender offer are tendered, Discount Investment will purchase shares on a pro rata basis.

The bidder, Discount Investment, currently beneficially owns 5,081,033 ordinary shares of Koor, representing approximately 30.8% of Koor’s outstanding ordinary shares. IDB Development Corporation Ltd., an affiliate of Discount Investment, may be deemed to be the beneficial owner of a total of 6,712,047 ordinary shares (including the 5,081,033 shares owned by Discount Investment), representing approximately 40.7% of Koor’s outstanding ordinary shares. If the full number of shares is purchased in the tender offer, Discount Investment will own approximately 36.2% of Koor’s outstanding ordinary shares, or 46.1% when taking into account the additional ordinary shares beneficially owned by IDB Development.

On August 29, 2006, the last trading day before commencement of the offer, the closing price of Koor’s ordinary shares as reported on the Tel Aviv Stock Exchange (“TASE”) was NIS 215.2 and the closing price of Koor’s ADSs as reported on the NYSE was $9.80.

The initial period of the tender offer and withdrawal rights are scheduled to expire at 10:00 a.m., New York time, or 5:00 p.m., Israel time, on Thursday, September 21, 2006, unless the initial period is extended by Discount Investment. As required by Israeli law, if the conditions to the offer have been satisfied as of the completion of the initial offer period, Discount Investment will provide an additional period of four calendar days during which shareholders may tender their shares and ADSs. However, shareholders will have no withdrawal rights during such additional four-calendar day period.

The tender offer is conditioned upon: (1) ordinary shares, representing at least 5.0% of Koor’s voting power, being validly tendered and not withdrawn prior to the completion of the initial offer period, (2) as required by Israeli law, at the completion of the initial offer period, the aggregate number of shares tendered in the offer (excluding shares tendered by affiliates of Discount Investment) being greater than the number of shares represented by notices of objection to the offer, and (3) certain other conditions specified in the Offer Document relating to the tender offer. The tender offer is not conditioned on the receipt of financing or the approval of the board of directors of Koor.

The complete terms and conditions of the tender offer, including important U.S. and Israeli income and withholding tax considerations relating to the tender offer, are contained in the Hebrew language Offer Document which was filed with the Israeli Securities Authority (“ISA”) and the TASE. An English translation of the Offer Document, including the ancillary documents thereto, will be filed as an exhibit to the Tender Offer Notification Form on Form CB to be filed today with the U.S. Securities and Exchange Commission (SEC). American Stock Transfer & Trust Company is the U.S. Tender Agent for the offer and Clal Finance Batucha Investment Management Ltd. is the Israeli Depositary for the offer.

Important Information: This is not an offer to buy or the solicitation of an offer to sell any ordinary shares (including ordinary shares represented by ADSs) of Koor. The tender offer that is described in this press release will only be made through the Offer Document and related tender offer documents. All shareholders of Koor should read the tender offer materials, which are being filed today by Discount Investment, and the position of Koor’s Board of Directors with respect to the tender offer which is expected to be filed by Koor, with the SEC and the ISA. Shareholders of Koor should read the tender offer materials and, once available, the position of Koor’s Board of Directors, because they contain important information about the tender offer.

The offer is being conducted simultaneously in the United States and Israel pursuant to the Israeli Securities Law. In this respect, you should be aware that the requirements under the Israeli Securities Law with respect to tender offers are different from those of the laws of the United States.

The tender offer materials, the position of Koor’s Board of Directors, and other filed documents will be available at no charge on the SEC’s website at http://www.sec.gov and on the ISA’s website at http://www.magna.isa.gov.il Shareholders are urged to read these materials carefully before making any decision with respect to the tender offer.

About Discount Investment Corporation Ltd.: Discount Investment is an Israeli holding company founded in 1961, whose shares are listed on the Tel Aviv Stock Exchange under the symbol “DISI.” Discount Investment holds investments in companies, predominantly companies located in Israel or that are Israel-related, operating mainly in the fields of advanced technology, communications, industry, real estate and commerce.

Discount Investment Contact:
Oren Lieder, Senior Vice President and Chief Financial Officer
Tel: 972-3-607-5888
Email: oren.lieder@dic.co.il